iMine Corporation

8520 Allison Point Blvd., Ste. 233 #87928

Indianapolis, Indiana 46250

August 23, 2018

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	iMine Corporation
Registration Statement on Form S-1 Filed July 25, 2018 File No. 333-226325

Ladies and Gentlemen:

In response to the comments from the staff of the Commission set forth in the letter of comments dated August 21, 2018, we have amended the registration statement on Form S-1, filed by iMine Corporation, as follows.

Our Business, page 13

1.	Please disclose the material terms of your business arrangement with GIGAIPC, including whether GIGAIPC has agreed to provide warranties for the mining rigs. We note your disclosure on page 15 that you expect that customers would deal directly with GIGAIPC.

Response: We do not provide any warranties to our customers. We pass on to the customers the manufacturer’s warranties for the various components of the systems. To the extent that the equipment uses components from more than one manufacturer, the customer would have deal with the different manufacturers.

Source of Supply, page 14

2.	You state: “As part of the manufacturing process, GIGAIPC tests the equipment be [sic] generating cryptocurrency using our mining rigs to confirm that the mining rig will generate cryptocurrency. GIGAIPC retains any cryptocurrency which it generated in the testing process, and we have no interest in the cryptocurrency.” However, on page F-18, you state: “The Company plans to test this equipment by mining cryptocurrency prior to selling the equipment.” Please clarify whether you or GIGAIPC plan to mine cryptocurrency prior to selling the mining rigs.

Response: The language on page F-18 has been corrected by the deletion of that sentence. Any cryptocurrency generated by GIGAIPC is retained by GIGAIPC.

Very truly yours,

By:	/s/ Daniel Tsai
Daniel Tsai, Chief Executive Officer